FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Top Tankers Inc. (the “Company”) regarding the Notice of a Special Meeting of Shareholders of the Company that is being held on December 13, 2007, the Notice of a Special Meeting of Shareholders of the Company and the Proxy Statement for the Special Meeting of Shareholders of the Company. Attached as Exhibit 2 is the Form of Proxy for the Special Meeting of Shareholders of the Company.

Exhibit 1

October 29, 2007

TO THE SHAREHOLDERS OF TOP TANKERS INC.

Dear Shareholders:

Enclosed is a Notice of a Special Meeting (the “Meeting”) of Shareholders of TOP Tankers Inc. (the “Company”) to be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece, on December 13, 2007, at 1:00pm local time.

At the Meeting, the shareholders of the Company will consider and vote upon proposals to:

1.	Change the Company’s name to “TOP SHIPS INC.”; and

2.	Reduce the quorum requirement for shareholder meetings to one-third of the shares entitled to vote.

Both of these proposals are important for the Company and the shareholders.  The proposal to change the Company’s name reflects the Company’s strategy to participate in various sectors of the shipping industry and not to be limited to one segment.  The purpose of proposal to reduce the quorum requirement for shareholders meetings to one-third is to make it easier for shareholders to act as our shareholder base grows and to avoid unnecessary adjournments for failure to achieve a quorum.

Adoption of these proposals requires the affirmative vote of a majority of votes cast by shareholders entitled to vote at the Meeting.  I urge you to vote for both proposals.  Please note that abstentions will count as a vote against the proposals, and so it is important to mark your proxies “FOR.”

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
                                                                                               Chief Executive Officer

TOP TANKERS INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
DECEMBER 13, 2007

NOTICE IS HEREBY given that a Special Meeting of the Shareholders of TOP Tankers Inc. (the “Company”) will be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece on December 13, 2007, at 1:00pm local time (the “Meeting”), to consider the following  proposals:

1.	To amend the Company’s Amended and Restated Articles of Incorporation to change the name of the Company to “TOP SHIPS INC.”;

2.	To amend the Company’s Amended and Restated Articles of Incorporation to reduce the quorum requirement for a shareholders meeting to one-third of the shares entitled to vote at such meeting; and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof shall be October 26, 2007.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
Eirini Alexandropoulou
Secretary

October 29, 2007
Athens, Greece

TOP TANKERS INC.

1 VAS. SOFIAS & MEG. ALEXANDROU STREET

MAROUSSI

ATHENS 151 24, GREECE

______________________

PROXY STATEMENT

FOR

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 13, 2007

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Directors”) of TOP Tankers Inc., a Marshall Islands corporation (the “Company”), for use at a Special Meeting of Shareholders to be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., 151 24 Maroussi, Greece, on December 13, 2007, at 1:00pm local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about October 29, 2007, to shareholders of the Company entitled to vote at the Special Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on October 26, 2007 (the “Record Date”), consisted of [32,429,105] shares of common stock, par value $0.01 (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Special Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TOPT.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

APPROVAL OF CHANGE OF NAME TO “TOP SHIPS INC.”

The Board believes it would be in the best interests of the Company and its shareholders to adopt an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to change the Company’s name to “TOP SHIPS INC.”

The language which will amend Section A of the Company’s Articles to change the Company’s name to “TOP SHIPS INC.” is attached to this proxy statement as Exhibit A.

Purpose and Background of the Change of Name to “TOP SHIPS INC.”

The Company is currently named TOP Tankers Inc.  This name reflects the Company’s strategy of owning and operating tanker vessels at the time of its initial public offering in 2004.

Based on Management’s review and analysis of market developments, in July 2007, the Company agreed to acquire its first drybulk carriers.  As stated at the time by our Chief Executive Officer, the acquisition of these drybulk carriers:

1)  “represent[ed] the Company’s first entry into the drybulk sector, which has demonstrated significant growth in the past few years and is expected to remain robust based on strong fundamentals.  Through the newly-acquired drybulk vessels, we will be able to serve customers in the steel, electric utility, construction and agri-food industries, and implement a diversification strategy.  By entering into the drybulk sector, we can further enhance our risk profile by reducing our dependence on the tanker industry.”

Your Board believes that the Company’s name should reflect its ability to participate in various segments of the shipping industry, and not imply that the Company is limited to one market segment.  Accordingly:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE CHANGE OF THE COMPANY’S NAME TO “TOP SHIPS INC.”  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

Required Vote.  Approval of Proposal One to amend the Company’s Articles to change the Company’s name to “TOP SHIPS INC.” requires the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting.

PROPOSAL TWO

APPROVAL OF REDUCTION OF SHAREHOLDER QUORUM REQUIREMENT

TO ONE-THIRD OF THE OUTSTANDING SHARES

The Company’s Articles currently state that one-half of the shares entitled to vote shall constitute a quorum for a shareholders meeting.  Your Board believes that it would be in the best interests of the Company and the shareholders and foster shareholders democracy, to lower the quorum requirement to one-third of the shares entitled to vote.  The language which will add a new Section M to the Articles to lower the quorum requirement is attached hereto as Exhibit B.

Purpose and Background of Lowering of the Shareholder Quorum Requirement to One-Third

Currently, the Company’s quorum requirement for shareholder meetings is one-half of the shares entitled to vote.  This quorum requirement exceeds the minimum quorum requirement of one-third of the shares established both by Nasdaq rules and by the Marshall Islands Business Corporation Act.  As the Company’s shareholder base has grown and as brokers have been limited from voting on behalf of client accounts at shareholder meetings without instructions, it has become more difficult and more costly to achieve quorums at shareholder meetings.  The current quorum requirement of one-half of the shares effectively imposes on the Company increased costs of proxy solicitation.  The high quorum requirement, in effect, also thwarts shareholder democracy by making it difficult for shareholder meetings to act.

Your Board believes that an amendment of the Articles to reduce the quorum to one-third of the shares will enhance the ability of shareholders’ meetings to proceed.  Accordingly,

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REDUCTION OF THE SHAREHOLDER QUORUM REQUIREMENT TO ONE-THIRD OF THE SHARES ENTITLED TO VOTE.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

Required Vote.  Approval of Proposal Two requires the affirmative vote of the majority of all outstanding shares entitled to vote at the Meeting.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, email, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions counted as votes against in determining whether Proposal One or Proposal Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Eirini Alexandropoulou
                                                                                                 Secretary

October 29, 2007

Athens, Greece

EXHIBIT A

If Proposal One is adopted by the affirmative vote of a majority of all shares entitled to vote at the meeting, Section A of the Company’s Articles will be amended to change the Company’s name to “TOP SHIPS INC.”, as follows:

“The name of the Corporation shall be:  TOP SHIPS INC.”

EXHIBIT B

If Proposal Two is adopted by the affirmative vote of a majority of all shares entitled to vote at the meeting, a new Section M will be added to the Articles to reduce the quorum requirement for shareholder meetings to one-third of the shares entitled to vote, as follows:

“One-third of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.”

Exhibit 2

TOP TANKERS INC.

000004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on December 13, 2007.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

123456 C0123456789 12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board of Directors recommends a vote FOR Proposals 1 and 2.

	For	Against	Abstain
1. To approve the change of Company's name to "Top Ships Inc."	☐	☐	☐
2. To reduce the quorum requirement for shareholder meetings to one third of the shares entitled to vote.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

C 1234567890 JNT
02CV 0154191

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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<STOCK#> 00SO6A

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

TOP TANKERS INC.

Proxy — Top Tankers Inc.

The undersigned hereby appoints Evangelos J. Pistiolis, Stamatios N. Tsantanis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of TOP Tankers Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of Shareholders of TOP Tankers Inc. to be held December 13, 2007 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated: December 13, 2007	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer